Exhibit (a)(1)(xv)

PRESS RELEASE

Pavilion Bancorp, Inc.	Contacts:	Pamela S. Fisher
135 East Maumee Street Adrian, Michigan 49221 OTC Symbol: PVLN		Corporate Secretary Phone: (517) 266-5054
For Immediate Release May 27, 2005

PAVILION BANCORP, INC.
ANNOUNCES FINAL RESULTS OF TENDER OFFER

Adrian, Michigan, May 27, 2005 - Pavilion Bancorp, Inc. ("Pavilion Bancorp") (OTC: PVLN) today announced the final results of its tender offer to purchase 128,832 shares of its common stock. The tender offer, which was oversubscribed, expired at 5:00p.m., Eastern time, on May 20, 2005.

Based upon the final count by the depositary of the tender offer, 193,279 shares of common stock were properly tendered and not withdrawn. Pavilion Bancorp has accepted for purchase and will promptly pay for 128,832 shares of common stock at a purchase price of $66.00 per share, and the total cost, excluding fees and expenses incurred in connection with the offer, will be approximately $8.5 million. After giving effect to the conditional and odd lot tenders, the final proration factor to be applied to the tender offer is approximately 64.34%. Odd lot shares properly tendered will not be subject to proration. Payment for shares accepted for purchase and the return of all other shares tendered but not accepted for payment will be made promptly by American Stock Transfer and Trust Company, the depositary for the tender offer. Following the purchase of 128,832 shares pursuant to the tender offer, there will be 730,674 shares of Pavilion Bancorp common stock issued and outstanding.

Any questions with regard to the tender offer may be directed to the Dealer Manager/Information Agent for the offer, Donnelly Penman & Partners, at the toll-free telephone number (866) 440-248.

Pavilion Bancorp, Inc., headquartered in Adrian, Michigan is a financial services company with assets of $259.3 million and eight banking offices located in southeastern Michigan. Pavilion Bancorp, Inc. through its subsidiary the Bank of Lenawee provides a full range of banking services to commercial businesses and individuals. The Bank of Lenawee makes business and personal loans and offers a variety of deposit products, including checking, savings, money market accounts and certificates of deposit.